EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the Company’s ratios of consolidated earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods presented:

	Nine months ended September 30,	Year ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges (a)	(b)	3.10	2.77	3.01	3.40	2.93

Ratio of earnings to fixed charges and preferred stockdividends (c)	(b)	3.10	2.77	3.01	3.40	2.93

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

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earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for net income (loss) attributable to the noncontrolling interest and adjustment for capitalized interest, plus fixed charges; and

-	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the of the interest component of rental expense.

(b)	The ratio indicates a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges during the nine months ended September 30, 2009 by $177.2 million.

(c)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

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earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for net income (loss) attributable to the noncontrolling interest and adjustment for capitalized interest, plus fixed charges and preferred stock dividends, net of preferred stock dividends of a consolidated subsidiary; and

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fixed charges and preferred stock dividends consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense, preferred stock dividends of a consolidated subsidiary and preferred stock dividends.